BB 3/8

[redacted]

SEC
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Section

FEB 28 2013

Washington DC
400

SECURITI 13011250 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAFISE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BISCAYNE BLVD., SUITE 3550
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUISA FRANCHY (305) 374-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/10

OATH OR AFFIRMATION

I, Eduardo Eraña, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFISE SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certain Officers and/or Directors of Lafise Securities Corporation maintain a proprietary interest in the following accounts: See Below

Notary Public State of Florida
Olga Susana Hernandez
My Commission EE100721
Expires 06/13/2015

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Accountant's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accounts with Proprietary Interests:

Banco Lafise (Honduras)
Banco Lafise Bancentro
Banco Lafise Costa Rica
Banco Lafise Panama
Lafise Valores de Panama SA
Lafise Valores Puesto de Bolsa (this is the one in Costa Rica)
Lafise Valores Santo Domingo
Lafise Valores Sociedad Anonima (this is the one in Guatemala)
Seguros Lafise Sociedad Anonima
Latin American Financial Services Corp.

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Lafise Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities Corporation (a Florida Corporation) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 1, 2013

EXHIBIT "A"

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 39,348	
Cash Deposits With Clearing Organizations	110,000	
Accounts Receivable from Clearing Broker, No Reserve Required	1,220,249	
Prepaid Corporate Income Taxes	75,506	
Prepaid Expenses and Other Assets	39,397	
Total Current Assets		$ 1,484,500
PROPERTY AND EQUIPMENT, At Cost Net of Accumulated Depreciation of $21,462		1,843
TOTAL ASSETS		$ 1,486,343

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 14,915	
Accrued Commissions	38,859	
Total Current Liabilities		$ 53,774
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 5,000,000 Shares; Issued and outstanding - 177,778 Shares	$ 177,778	
Additional Paid-In Capital	704,222	
Retained Earnings	550,569	
Total Stockholders' Equity		1,432,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,486,343

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		$ 1,901,926
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,069,280	
Clearance, Quotation, and Communication Costs	325,923	
Occupancy Expense	164,089	
Taxes, Other than Income Taxes	150	
Other Operating Expenses	156,741	
Total Operating Expenses		1,716,183
PROFIT FROM OPERATIONS		$ 185,743
INTEREST EXPENSE		67,217
PROFIT BEFORE INCOME TAXES		$ 118,526
CORPORATE INCOME TAX PROVISION		33,524
NET PROFIT		$ 85,002

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in	Retained
	Shares	Amount	Capital	Earnings
Balance - January 1, 2012	177,778	$ 177,778	$ 704,222	$ 465,567
Net Profit for the Period	-	-	-	85,002
Balance - December 31, 2012	177,778	$ 177,778	$704,222	$ 550,569

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES		
Net Profit	$ 85,002	
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	2,367	
(Decrease) in Unrealized Loss on Trading Securities Sold Short	(297,580)	
Changes in Operating Assets and Liabilities:		
Decrease in Accounts Receivable from Clearing Broker	1,463,789	
(Increase) in Cash Deposit With Clearing Brokers	(10,000)	
Decrease in Prepaid Expenses and Other Assets	12,653	
(Increase) in Prepaid Corporate Inocme Taxes	(75,506)	
(Decrease) in Trading Securities Sold Short, at Cost	(1,005,390)	
(Decrease) in Accounts Payable Others and Accrued Expenses	(93,327)	
(Decrease) in Corporate Income Tax Payable	(64,292)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 17,716
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (931)	
NET CASH (USED IN) FINANCING ACTIVITIES		(931)
INCREASE IN CASH		$ 16,785
CASH AT BEGINNING OF YEAR		22,563
CASH AT END OF YEAR		$ 39,348
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 74,549
Income Taxes Paid		$ 173,322

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on June 1, 2001, for the purpose of selling investment products and securities and other services related to investment advisement, money management, and other business services. On November 12, 2004, the Company amended its articles of incorporation to increase the number of authorized shares of its capital stock from 1,000,000 to 5,000,000 shares.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading. The Company does not own any securities at December 31, 2012.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by accelerated methods of depreciation at rates calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 1, 2013, which is the date the financial statements were issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2012, the Company had "Net Capital" that exceeded its minimum requirement.

NOTE 4 - COMMITMENTS

The Company entered into an agreement with an affiliated entity commencing November 1, 2001, and last updated in September 2011 for the rental of office space and common areas at a current monthly rental of $13,674. In addition the agreement provides for a monthly reimbursement of $ 6,130 under an expense sharing arrangement. In addition, the Company reimburses the affiliate for certain expenses applicable to the Company, but paid for by the affiliate. This agreement can be terminated by either party with three months notice.

NOTE 5 - CASH DEPOSITS WITH CLEARING ORGANIZATIONS

The cash deposit of $ 100,000 with the clearing organization represents funds in a restricted reserve account that cannot be removed without the permission of the clearing organization.

During the year ended December 31, 2012, the Company entered into a clearing agreement with Interactive Brokers LLC. The Company paid Interactive Brokers LLC a deposit of $10,000. There was no activity under this agreement during the year ended December 31, 2012.

NOTE 6 - AGREEMENT WITH CLEARING ORGANIZATION

In May 2007, the Company entered into a fully disclosed clearing agreement with Pershing, LLC. This agreement can be terminated by either party without cause upon ninety days written notice or within thirty days by Pershing for failure of the Company to adhere to certain of the agreement's guidelines.

NOTE 7 - INCOME TAXES

The provision for corporate income taxes for the year ended December 31, 2012 is as follows:

Federal	$ 27,249
State	6,275
Net Corporate Income Tax Provision	$ 33,524

The Federal and State income tax returns of the Company for 2009 through 2011 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 8 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2012 is as follows:

Commissions and Fees	$ 1,851,054
Firm Trading	10,460
Interest and Other Income	40,412
	$ 1,901,926

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 1, 2013) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL		
Total Stockholders' Equity		$ 1,432,569
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 1,432,569
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 1,843	
2. Portion of Accounts Receivable from Clearing Broker	504,765	
3. Prepaid Corporate Income Taxes	75,506	
4. Prepaid Expenses and Other Assets	37,347	619,461
Net Capital Before Haircuts on Security Positions		$ 813,108
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Exempted Securities	$ -	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	2,616	2,616
Net Capital		$ 810,492

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

LAFISE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:

Accounts Payable Others	$ 14,915	
Accrued Commissions	38,859	
Total Aggregate Indebtedness		$ 53,774

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 3,585
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital	$ 710,492
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 690,492
Percentage of Aggregate Indebtedness to Net Capital	6.63%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

SCHEDULE 2

LAFISE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

SCHEDULE 3

LAFISE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Lafise Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Lafise Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 1, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lafise Securities Corporation
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2012, which were agreed to by Lafise Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Lafise Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lafise Securities Corporation's management is responsible for the Lafise Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 1, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053506 FINRA DEC
LAFISE SECURITIES CORPORATION 15*15
200 S BISCAYNE BLVD STE 3550
MIAMI FL 33131-2379

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,661.27

B. Less payment made with SIPC-6 filed (exclude interest) (2,551.94)

7/31/2012
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,109.33

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lafise Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op.
(Title)

Dated the 25 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,901,925.93
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,901,925.93
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,261.31
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9,157.46	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	9,157.46
Total deductions	37,418.77
2d. SIPC Net Operating Revenues	$ 1,864,507.16
2e. General Assessment @ .0025	$ 4,661.27 (to page 1, line 2.A.)